EXHIBIT 3.1

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
EMS TECHNOLOGIES, INC.

ARTICLE I

          The name of the corporation is “EMS Technologies, Inc.”

ARTICLE II

          The corporation is a corporation for profit and is organized to engage in any lawful act or activities for which corporations may be organized under the Georgia Business Corporation Code.

ARTICLE III

          The corporation has the authority, acting through its board of directors, to issue not more than ten thousand (10,000) shares of a single class having a par value of $0.01 per share which shall be referred to as “common shares.” The common shares (a) shall be one and the same class, (b) shall have unlimited voting rights (with each share having one vote on each matter submitted to shareholders for vote), (c) shall have equal rights of participation in dividends and other distributions, and (d) shall be entitled to receive the net assets of the corporation ratably upon dissolution.

ARTICLE IV

          The street address of the registered office of the corporation is 1201 Peachtree Street, N.E., Atlanta, Georgia 30361 and the registered agent of the corporation at such address is CT Corporation System.

ARTICLE V

          A director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability: (a) for any appropriation, in violation of his or her duties, of any business opportunity of the corporation, (b) for acts or omissions that involve intentional misconduct or a knowing violation of law, (c) for any type of liability set forth in section 14-2-832 (or any successor or redesignation to this provision) of the Georgia Business Corporation Code (“GBCC”), or (d) for any transaction from which the director received an improper personal benefit. If the GBCC is hereafter amended to eliminate or limit the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the GBCC, as so amended. Any repeal or modification of this Article V by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE VI

          Any action required by the GBCC to be taken at a meeting of the shareholders of the corporation or any action which may be taken at a meeting of the shareholders may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by the persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted. Written notice shall be given within ten days of the taking of any action by less than all the shareholders entitled to vote on the action to all shareholders on the record date who did not participate in taking the action, in the manner provided in the GBCC.